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                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    Schedule 13G

                     Under the Securities Exchange Act of 1934

                                 (Amendment No. 1)

                               JLK Direct Distribution
                                  (Name of Issuer)

                                       Common
                           (Title of Class of Securities)
                                    46621C 10 5
                                   (CUSIP Number)

                                        December 31, 1998
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/ Rule 13d-1(b)   / / Rule 13d-1(c)   / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (Continued on following page(s))

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CUSIP No. 46621C 10 5
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Dresdner RCM Capital Funds, Inc.  94-3132809
     Dresdner RCM Small Cap Fund       94-3151509

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [  ]           (b)      [X]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER             -0-
6 SHARED VOTING POWER           -0-
7 SOLE DISPOSITIVE POWER
     -0-    Dresdner RCM Capital Funds, Inc.
     -0-    Dresdner RCM Small Cap Fund
8 SHARED DISPOSITIVE POWER      -0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-    Dresdner RCM Capital Funds, Inc.
     -0-    Dresdner RCM Small Cap Fund

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     -0-    Dresdner RCM Capital Funds, Inc.
     -0-    Dresdner RCM Small Cap Fund

12
TYPE OF REPORTING PERSON*

     IV, IV

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Item 1(a) Name of Issuer:

     JLK Direct Distribution

Item 1(b) Address of Issuer's Principal Executive Offices:

     State Route 981 S
     P.O. Box 231
     Latrobe, PA  15650-0231

Item 2(a) Name of Person Filing:

     Dresdner RCM Capital Funds, Inc.
     Dresdner RCM Small Cap Fund

Item 2(b) Address of Principal Business Office or, if none, Residence:

     Four Embarcadero Center
     San Francisco, California  94111

Item 2(c) Citizenship:

     Maryland Corporation

Item 2(d) Title of Class of Securities:

     Common

Item 2(e) CUSIP Number:

     46621C 10 5

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (d) [X] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

Item 4.  Ownership.

     See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

     Not Applicable.

Item 7.  Identification and Classification of
the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company.

     Not Applicable.

Item 8.  Identification and Classification of Members of the
Group.

     Not Applicable.

Item 9. Notice of Dissolution of Group.

     Not Applicable.

Item 10.  Certification.

     Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DRESDNER RCM CAPITAL FUNDS, INC.

By /s/ George A. Rio                                         February 12, 1999
     George A. Rio
     President

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EXHIBIT A

Dresdner RCM Capital Funds, Inc. ("Capital Funds") is a diversified open-end management investment company registered under the Investment Company Act of 1940. There are currently three series of Capital Funds outstanding - Dresdner RCM Growth Equity Fund, Dresdner RCM Small Cap Fund and Dresdner RCM International Growth Equity Fund A. Securities representing interests in each series of Capital Funds have been registered under the Securities Act of 1933. The beneficial ownership reported on this Schedule 13G is the aggregate of shares held by all series of Capital Funds.

Capital Funds has retained Dresdner RCM Global Investors LLC ("Dresdner RCM") as the investment manager for each series. Pursuant to investment management agreements between Dresdner RCM and Capital Funds, Dresdner RCM makes all of the investment decisions for each series of Capital Funds, subject to the overall supervision of Capital Funds' Board of Directors. As a result, the securities reported on this Schedule 13G are also included in Dresdner RCM's aggregate beneficial ownership, as reported on its Schedule 13G.